Raymond James & Associates, Inc.

880 Carillon Parkway

St. Petersburg, Florida 33716

December 12, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:    Ms. Erin Purnell

Re:	Mercantil Bank Holding Corporation
Withdrawal of Acceleration Request for Registration Statement on Form S-1
Registration File No. 333-227744

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on December 11, 2018, in which we, as representative of the several underwriters of Mercantil Bank Holding Corporation’s proposed initial public offering of shares of its Class A common stock, joined Mercantil Bank Holding Corporation’s request for acceleration of the effective date of the above-referenced Registration Statement for Wednesday, December 12, 2018, at 4:15 p.m., Washington, D.C. time. Mercantil Bank Holding Corporation is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

[Signature page immediately follows]

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Andrea J. Lanham
	Name:	Andrea J. Lanham
	Title:	VP, Syndicate Operations

[Signature Page to Withdrawal of Acceleration Request]